SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
               TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (Amendment No. 49)
                                              --

                            CNA FINANCIAL CORPORATION
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                                (Name of Issuer)

                                  Common Stock
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                          (Title of Class of Securities)

                                   126117 10 0
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                                  (CUSIP Number)

                 Gary W. Garson, Senior Vice President and Secretary
                                 Loews Corporation
            667 Madison Avenue, New York, New York 10021 (212) 521-2920
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                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                   June 13, 2002
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               (Date of Event which Required Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(c), 13d-1(f), or 13d-1(g), check the following box.
              ----

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       1

                                  SCHEDULE 13D
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                              CUSIP No. 126117 10 0
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1 NAME OF REPORTING PERSON
  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   LOEWS CORPORATION
   I.R.S. Identification No. 13-2646102
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)/   /
       N/A                                                            (b)/   /
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3 SEC USE ONLY

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4 SOURCE OF FUNDS
       WC
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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)
       N/A
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6 CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
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               7 SOLE VOTING POWER
   NUMBER OF
    SHARES       200,019,324
              ----------------------------------------------------------------
 BENEFICIALLY  8 SHARED VOTING POWER
   OWNED BY                0
     EACH     ----------------------------------------------------------------
   REPORTING   9 SOLE DISPOSITIVE POWER
    PERSON
     WITH        200,019,324
              ----------------------------------------------------------------
              10 SHARED DISPOSITIVE POWER
                           0
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   200,019,324
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  /  /
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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   89.46%
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14 TYPE OF REPORTING PERSON
        HC
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                                       2

                                AMENDMENT NO. 49

                                      to

                                  SCHEDULE 13D

                                  relating to

                           CNA Financial Corporation

  The following information amends and supplements certain information contained in the Schedule 13D of Loews Corporation, a Delaware corporation ("Loews"), as amended and restated, by Amendments Nos. 1 through 48 thereto, relating to the common stock, par value $2.50 per share (the "Common Stock"), of CNA Financial Corporation, a Delaware corporation ("CNA").

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

  Item 3 is hereby supplemented as follows:

  "The funds required to purchase the shares of Common Stock acquired by Loews referred to in Item 5, below, aggregating approximately $60,128,050, have been provided from Loews's internally generated funds."

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

  Item 5 is hereby supplemented as follows:

  "During the period from September 27, 2001 through June 13, 2002, Loews purchased an aggregate of 2,280,200 shares of Common Stock. The table below sets forth information concerning purchases by Loews in the last sixty days, through June 13, 2002. Except as noted below, all of the transactions described below were effected by Loews on the New York Stock Exchange.

Date of Sale         Number of Shares Purchased       Price Per Share
------------         --------------------------      ----------------

  5/13/02                    5,900                         $28.65
  5/13/02                   14,100                          28.60
  5/14/02                    1,600                          28.50
  5/14/02                    1,300                          28.49
  5/15/02                    2,000                          28.56
  5/16/02                  114,000                          28.70
  5/22/02                   29,100                          27.00
  5/22/02                    2,800                          26.96
  5/23/02                    5,000                          26.90
  5/24/02                    5,000                          27.25
  5/29/02                   17,000                          27.19
  5/29/02                   17,000                          27.15
  5/29/02                    1,000                          27.04

                                       3

  5/30/02                   10,000                          27.20
  5/30/02                    5,000                          27.15
  5/30/02                    2,500                          27.13
  5/30/02                    5,000                          27.10
  5/31/02                    3,500                          27.40
  5/31/02                    4,100                          27.39
  5/31/02                    1,400                          27.12
  6/3/02                     9,100                          26.86
  6/3/02                       900                          26.81
  6/3/02                    40,000                          26.70
  6/3/02                    48,000                          26.65
  6/3/02                     5,000                          26.60
  6/3/02                     5,000                          26.50
  6/4/02                    50,000                          26.50
  6/4/02                   100,000                          26.45
  6/4/02                    25,000                          26.40
  6/4/02                   100,000                          26.35
  6/4/02                       800                          26.30
  6/4/02                    15,500                          26.28
  6/4/02                       200                          26.27
  6/4/02                    50,000                          26.20
  6/4/02                    51,500                          26.16
  6/4/02                    48,500                          26.15
  6/4/02                    60,600                          26.10
  6/4/02                    32,000                          26.12
  6/5/02*                  100,000                          26.46
  6/5/02*                   40,000                          26.42
  6/5/02*                   60,000                          26.41
  6/5/02                     1,500                          26.25
  6/6/02*                   96,800                          26.50
  6/7/02*                   50,000                          26.54
  6/7/02                     7,100                          26.55
  6/7/02                       800                          26.30
  6/10/02                    4,900                          26.65
  6/10/02                      100                          26.55
  6/11/02                    5,000                          26.55
  6/11/02                    5,000                          26.50
  6/11/02                    5,000                          26.46
  6/11/02                    5,000                          26.45
  6/11/02                    4,800                          26.41
  6/11/02                    1,800                          26.40
  6/12/02                   13,000                          26.30
  6/12/02                    5,000                          26.24
  6/12/02                   45,600                          26.22
  6/12/02                   40,000                          26.15
  6/13/02                   32,700                          26.25
  6/13/02                      300                          26.24
  6/13/02                    3,300                          26.21
  6/13/02                    9,000                          26.20
  6/13/02                   15,500                          26.19
  6/13/02                    2,100                          26.18

-------------------
*Transaction effected on the Midwest Stock Exchange.

  "As of June 13, 2002 Loews owns 200,019,324 shares of Common Stock, representing approximately 89.46% of the total number of shares outstanding.

  "Loews may, from time to time, depending on market conditions and other factors deemed relevant by Loews, purchase additional shares of Common Stock in the open market or otherwise."

                                       4

                                    SIGNATURE
                                    ---------

  The undersigned certifies that after reasonable inquiry and to the best of its knowledge and belief, the information set forth in this Statement is true, complete and correct.

                                                      LOEWS CORPORATION



Dated: June 14, 2002                             By:  /s/Gary W. Garson
                                                      ---------------------
                                                      Gary W. Garson
                                                      Senior Vice President
                                                      and Secretary